UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-39247

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CATHAY SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

185 CANAL STREET, SUITE-303
(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RUSERIM HASAN	(212) 285-2261	csi@cathaysecinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wei Wei & Co, LLP
(Name – if individual, state last, first, and middle name)

133-10 39th Avenue	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)

	2388
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RUSERIM HASAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CATHAY SECURITIES INC, as of 12/31, 2 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________

Title: PRESIDENT

PHAT T. LAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6154369
Qualified in Kings County
Certificate Filed in New York County
My Commission Expires October 23, 20 22

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Cathay Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cathay Securities, Inc. as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cathay Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basic for Opinion

These financial statements are the responsibility of Cathay Securities, Inc.'s management. Our responsibility is to express an opinion on Cathay Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cathay Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Emphasis of Matter

As discussed in Note 7 to the financial statements, the Company had a net capital deficiency of $12,265 as of December 31, 2021. Our opinion is not modified with respect to that matter.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Cathay Securities, Inc.'s financial statements. The supplemental information is the responsibility of Cathay Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wei Wei & Co. LLP

We have served as Cathay Securities, Inc.'s auditor since 2015.

Flushing, NY
February 28, 2022



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Cathay Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cathay Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cathay Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Cathay Securities, Inc. stated that Cathay Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cathay Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cathay Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
February 28, 2022

CATHAY SECURITIES, INC.
202 CANAL ST. 4TH FLOOR NEW YORK, NY 10013 USA

Phone: (212) 285-2261
      (212) 285-2263
Fax   : (212) 285-2159

Date: Feb 28, 2022

Wei Wei & Co., LLP
133-10 39th Avenue
Flushing, NY 11354

Re: Exemption Report

Dear Wei,

Cathay Securities, In., is a registered broker-dealer subject to Rule 17a-5 promulgated
By the Securities and Exchange Commission. This Exemption Report was prepared as
Requires by 17C.F. R 240.17a-5(d)(1) and (4). To the best of my knowledge and belief
The Company states the following:

Cathay Securities, Inc., operated pursuant to paragraph (k)(2)(ii) of Sec Rule 15c-3-3
Under which the Company claimed exemption from SEC Rule 15c3-3.

The company has met the identified exemption provisions throughout the period from
January 1 – December 31, 2021 without exception.

I, Ruserim Hasan, affirm that, to my knowledge and belief, the Exemption report is
true and correct.

Ruserim Hassan - President

CATHAY SECURITIES, INC.
(SEC File No. 8-39247)

**Financial Statements
and Supplemental Information
for the Year Ended December 31, 2021**

CATHAY SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

CONTENTS

This report contains (check all applicable boxes):



AFFIRMATION

I, Ruserim Hasan, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Cathay Securities, Inc. as of and for the year ended December 31, 2021, are true and correct. I further affirm that neither Cathay Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.

2/28-2022

Ruserim Hasan Date

President

Title

Sworn to before me this 28th day of February 2022

Notary Public

PHAT T. LAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6154369
Qualified in Kings County
Certificate Filed in New York County
My Commission Expires October 23, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1/2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

<u>2/2</u>

CATHAY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents *(Note 3)*	$	79,710
Receivable from broker		10,557
Property and equipment, net *(Notes 3 and 4)*		4,407
Other assets		10,575
ROU asset *(Notes 3 and 5)*		39,809
TOTAL ASSETS	**$**	**145,058**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	50,200
Lease liability *(Notes 3 and 5)*		39,809
Total liabilities		90,009

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

Common stock, no par value, 5,000 shares authorized, issued and outstanding	76,200
Additional paid-in capital	665,200
(Deficit)	(686,351)
Total stockholders' equity	55,049
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 145,058**

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:

Commission income, net	$	55,426
Other income		172
Interest income		629
TOTAL REVENUES		56,227

EXPENSES:

Occupancy costs	66,123
Communications	13,679
Office expenses	7,674
Professional fees	44,825
Computer & clearing charges	23,811
Dues & subscriptions	6,371
Insurance	2,060
Bank charges	17
Other expenses	483
Depreciation and amortization	241
TOTAL EXPENSES	165,284
(Loss) before provision for income taxes	(109,057)
Provision for income taxes *(Notes 3 and 6)*	-
NET (LOSS)	$ (109,057)

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in Capital	(Deficit)	Total
Balance, December 31, 2020	$ 76,200	$ 595,200	$ (577,294)	$ 94,106
Capital contribution	-	70,000	-	70,000
Net (loss)	-	-	(109,057)	(109,057)
Balance, December 31, 2021	$ 76,200	$ 665,200	$ (686,351)	$ 55,049

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$	(109,057)
Adjustment to reconcile net (loss) to net cash		
used in operating activities:		
Amortization of right of use asset		57,613
Depreciation and amortization		241
Changes in operating assets and liabilities:		
Decrease in lease liability		(57,613)
Decrease in receivable from broker		58,389
Decrease in other assets		1,151
Increase in accounts payable and accrued expenses		39,670
Net cash (used in) operating activities		(9,606)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed Assets		(675)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		70,000
Net cash provided by financing activities		70,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		59,719
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		19,991
CASH AND CASH EQUIVALENTS, END OF YEAR	$	**79,710**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES:		
Increase of lease liability and right of use asset	$	**58,958**

See accompanying notes to financial statements.

6

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

1.   ORGANIZATION

Cathay Securities, Inc. (the "Company") was incorporated on November 2, 1987 under the laws of the State of New York.

The Company became a registered broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 27, 1988, and a member of the National Association of Securities Dealers, Inc. on March 28, 1988. The Company conducts all its businesses on a fully disclosed basis.

On February 28, 2020, the Company changed its clearing house. The new clearing house provided the Company with an eight-month transition period whereby their expenses were waived. Due to the COVID-19 pandemic, the transition period was extended to February 1, 2021. The Company discontinued using the old clearing house in July, 2020 and the deposit of $48,243 was received in January, 2021.

2.   GOING CONCERN CONSIDERATION

During the year ended December 31, 2021, the Company incurred a net loss of approximately $109,000 and has an accumulated deficit of approximately $686,000 as of December 31, 2021. In addition, the Company did not meet the net capital as required by the Securities and Exchange Commission as of December 31, 2021. Management has determined these factors raise substantial doubt about the Company's ability to continue as a going concern.

The shareholders of the Company have agreed to provide additional working capital as required. Management has concluded based upon the president's continued support that the Company should be able to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company not be able to continue as a going concern.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Revenue recognition

The Company records commissions from customer transactions and related clearing expenses on a trade-date basis.

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2014-09 *"Revenue from Contracts with Customers"* and all subsequent amendments to the ASU (collectively Accounting Standards Codification ("ASC"), ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. ASC 606 instructs entities to recognize revenue for the transfer of goods or services in an amount that reflects the consideration which the entity expects it is entitled to receive from customers in exchange for those goods or services. A customer is defined as a party that has contracted with an entity to obtain goods or services in the ordinary course of business in exchange for consideration. The following steps are utilized:

1) Identify the contract(s) with a customer
2) Identify the performance obligation(s) in the contract
3) Determine the transaction price
4) Allocate the transaction price to the performance obligation(s) in the contract
5) Recognize revenue when (or as) the entity satisfies a performance obligation

The Company's revenues from contracts with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

3.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Leases

The Company determines if an arrangement is a lease at inception in accordance with FASB ASC 842. Operating leases are included in lease right-of-use ("ROU") assets and lease liabilities in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized initially at the commencement date based on the present value of future minimum lease payments over the lease term (see Note 5). The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense is recognized on a straight-line basis over the lease term.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established to reduce the net deferred tax asset to the amount expected to be realized.

The Company follows the provisions of FASB ASC 740-10-25, which prescribe a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company does not have any accruals for uncertain tax positions as of December 31, 2021. It is not anticipated that unrecognized tax positions will significantly increase within 12 months of the reporting date.

Currently, the 2018, 2019 and 2020 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

3.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

> Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

> Level 2 Inputs – Inputs, other than level 1 prices in active markets, that are observable either directly or indirectly.

> Level 3 Inputs – Inputs, based on prices or valuation techniques, that are both unobservable and significant to the overall fair value measurements.

As of December 31, 2021, none of the assets and liabilities were required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including cash, receivable from broker, right of use assets, other assets, accounts payable and accrued expenses and lease liability approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2021.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful life of the related assets. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method for financial reporting.

The useful lives of property and equipment for purposes of computing depreciation are:

Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvement	Lesser of the remaining lease term or useful life

Recent accounting pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification (Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and, believe that implementation would not have a material impact on the financial statements taken as a whole.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 31,154
Furniture and fixtures	16,698
Office equipment	97,763
	145,615
Less: accumulated depreciation and amortization	(141,208)
	$ 4,407

Depreciation and amortization expense for the year ended December 31, 2021 was $241.

5. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company occupies office space in New York City. The lease expired on August 31, 2021 and was renewed and expires on August 31, 2022. The lease was determined to be an operating lease. The Company recorded rent expense of $66,123. The Company does not have any other lease arrangements.

In accordance with FASB issued (ASU) 2016-02, *"Leases (Topic 842)"* the Company classified the lease as an operating lease. The lease does not have any renewal options. The Company based the right of use asset and lease liability, primarily, on the present value of unpaid future minimum lease payments. The present value of the lease was determined by using the interest rate for small business 7(A) loans over $50,000 and repaid in less than 7 years on January 1, 2021 of 7.75%.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

5. RIGHT OF USE ASSET AND LEASE LIABILITY (continued)

A reconciliation of the operating lease liability by minimum lease payments and discount by year, as of December 31, 2021, is as follows:

Year Ending December 31,	Payment	Discount	Lease Liability
2022	$40,712	$ 903	$39,809

6. INCOME TAXES

The components of deferred tax assets at December 31, 2021 are as follows:

Deferred tax assets	$ 267,000
Less: valuation allowance	(267,000)
Net deferred tax asset	$ -

The deferred tax asset relates to the Company's net operating loss carry forwards.

The Company has available at December 31, 2021, net operating loss carry-forwards of approximately $512,000 from before 2018 which may provide future tax benefits, expiring in various years expiring through 2037, net operating loss carry-forwards after 2017 of approximately $322,000 which have no expiration date for future use except that the carryforward can offset only 80% of taxable income each year.

The Company has established a full valuation allowance against the deferred tax asset at December 31, 2021 due to the uncertainty of realizing the tax benefits. The valuation allowance increased approximately $35,000 during the year ended December 31, 2021.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. In addition, the Company is required to maintain minimum net capital of $50,000. At December 31, 2021, the Company's net capital was $37,735, which was $12,265, less than the required net capital, and the Company's aggregate indebtedness to net capital ratio was 1.33 to 1.

The Company is exempt from the provisions of 15c3-3 under the Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

There are no material differences between the amounts presented above, which are the amounts based on the accompanying audited financial statements.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to its clearing house on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these security transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions, when necessary.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

9.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, a shareholder made an additional capital contribution of $70,000.

10.   CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. At December 31, 2021, the Company did not have cash balances in excess of the FDIC insured limit.

11.   SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 28, 2022, which is the date the financial statements were available to be issued. There were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein except as follows.

On March 11, 2020, the World Health Organization ("WHO") declared the coronavirus (COVID 19), a global pandemic and public health emergency. The WHO has recommended containment and mitigation measures worldwide and domestically self-isolation and shelter-in-place requirements were or are being put in place. The pandemic has continued subsequent to December 31, 2021.

The Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which this disruption may impact its financial statements and future results of operations. The Company has not seen any decrease of revenue and will continue to monitor and evaluate the nature and extent of the impact on our future results of operations, financial condition and liquidity.

On January 5, 2022, the Company received a $480,000 capital contribution from one of its shareholders in order to resolve the net capital deficiency issue.

CATHAY SECURITIES, INC.

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021**

NET CAPITAL

Total stockholders' equity	$ 55,049
Total capital	55,049
Deductions and/or charges:	
Non-allowable assets	
Property and equipment	(4,407)
Other assets	(10,575)
Petty cash	(2,332)
	(17,314)
NET CAPITAL	**$ 37,735**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 50,200
AGGREGATE INDEBTEDNESS	**$ 50,200**

See report of independent registered public accounting firm.

16

CATHAY SECURITIES, INC.

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3,347
Minimum dollar requirement		50,000
Net capital requirement		
(greater of minimum net capital or dollar requirement)	**$**	**50,000**
Net capital (Deficiency)	**$**	**(12,265)**
Net capital less greater of 10% of total aggregate indebtedness or		
120% of minimum net capital required	**$**	**(22,265)**
Ratio of aggregate indebtedness to net capital		**1.33 to 1**

**RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of
Form X-17A-5 as of December 31, 2021)**

There are no differences from the net capital calculation shown above and the net capital
calculation as filed on the amended Form X-17A-5 as of December 31, 2021.

See report of independent registered public accounting firm.